SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


COMMISSION FILE NUMBER 0-15213

     A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

               WEBSTER BANK EMPLOYEE INVESTMENT PLAN

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                          WEBSTER FINANCIAL CORPORATION
                                  WEBSTER PLAZA
                               WATERBURY, CT 06720
                            TELEPHONE (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                                    FORM 11-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                                      INDEX


Independent Auditors' Report ....................................     1

Statements of Net Assets Available for Benefits..................     2

Statements of Changes in Net Assets Available for Benefits.......     3

Notes to Financial Statements ...................................     4-12

Schedule 1 - Item 27a - Schedule of Assets Held for Investment
  Purposes ......................................................     13

Schedule 2 - Item 27d - Schedule of Reportable Transactions......     14

Signatures ......................................................     15

Independent Auditors' Consent....................................     Exhibit 23



Note: The following schedules, as required by Section 103(c)(5) of the Employees Retirement Income Securities Act, are not applicable:


       Item 27a -Schedule of Assets Held for Investment Purposes that were Both Acquired and Disposed of Within The Plan Year,
       Item 27b -Schedule of Loans or Fixed Income Obligations,
       Item 27c -Schedule of Leases in Default or Classified as Uncollectible,
       Item 27e -Schedule of Non-Exempt Transactions.

KPMG Peat Marwick LLP
CityPlace II
Hartford, CT 06103-4103


                          Independent Auditors' Report
                          ----------------------------

The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG PEAT MARWICK LLP

Hartford, Connecticut
June 26, 1998

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                           DECEMBER 31, 1997 and 1996



                                                              1997                        1996
                                                       -----------                 -----------

ASSETS
      Investments (Cost basis of .................  $25,470,558                 $12,651,042
      $19,818,595 in 1997 and
      $11,530,659 in 1996)(Note 3)
      Loans to Participants ......................      598,418                     321,714
      Receivables ................................      241,839                     166,927
      Cash .......................................        4,669                       5,695
                                                    -----------                 -----------

      Total Assets ...............................  $26,315,484                 $13,145,378
                                                    ===========                 ===========

      Net Assets Available for
        Benefits .................................  $26,315,484                 $13,145,378
                                                    ===========                 ===========




See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                   1997          1996          1995
                                            -----------   -----------   -----------

ASSETS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net Investment Income:
  Net Appreciation in Fair
    Value of Investments ................   $ 5,670,768   $ 1,320,242   $ 1,539,992
  Interest and Dividends ................       359,842       345,517       324,867
Contributions:
  Participants ..........................     3,374,353     2,856,883     1,058,216
  Employer ..............................       835,701       622,532       426,228
Transfers from Other
    Plans(Notes 1 and 6) ................     4,659,785          --            --
                                            -----------   -----------   -----------
         Total Additions ................    14,900,449     5,145,174     3,349,303
                                            -----------   -----------   -----------

DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

 Benefits Paid to Participants ..........     1,729,293       781,825     1,169,056
 Miscellaneous Expenses .................         1,050        20,561         1,200
                                            -----------   -----------   -----------
         Total Deductions ...............     1,730,343       802,386     1,170,256
                                             -----------   -----------   -----------
         Net Increase ...................    13,170,106     4,342,788     2,179,047
                                            -----------   -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of Year .....................    13,145,378     8,802,590     6,623,543
                                            -----------   -----------   -----------

  End of Year ...........................   $26,315,484   $13,145,378   $ 8,802,590
                                            ===========   ===========   ===========


See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

1.     DESCRIPTION OF THE PLAN

       The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

       (a)    General

       The Plan is a qualified profit-sharing plan under Section 401(k)of the Internal Revenue Code of 1986 that covers all Webster Bank (the "Bank") employees who have attained age 21 and have completed one year of service(at least 1,000 hours of service). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. Webster Financial Corporation,("Webster"), through its subsidiary, Webster Bank, delivers financial services to individuals, families and businesses throughout Connecticut. The Bank is organized along four business lines- consumer, business, mortgage banking and trust and investment management services, each supported by centralized administration and operations. The Corporation has grown significantly in recent years, primarily through a series of acquisitions which have expanded and strengthened its franchise in Connecticut. The Bank was founded in 1935 and converted from a federal mutual to a federal stock institution in 1986.

       The Plan was initially adopted by the Board of Directors of the Bank's predecessor, First Federal Bank, effective as of October 1, 1984. Subsequent to this date, the Plan was amended on various dates due to reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change and for various acquisitions. On March 3, 1994, Webster, the parent of First Federal Bank, acquired Bristol Savings Bank. Effective May 1, 1994, the Bristol Savings Bank Employee Investment Plan was merged with the First Federal Bank Employee Investment Plan with the latter being the surviving Plan. On November 1, 1995, Bristol Savings Bank was converted from a state to a federal charter under the new name of Webster Bank, at which time First Federal Bank was merged into the renamed Webster Bank. The First Federal Bank Employee Investment Plan was concurrently renamed the Webster Bank Employee Investment Plan.

       On January 31, 1997, Webster acquired DS Bancor, Inc.("Derby") and its subsidiary, Derby Savings Bank. Effective April 1, 1997, the Derby Savings Bank Thrift Plan was merged with the Webster Bank Employee Investment Plan. As a result of this merger, total assets of $3,070,799 were transferred to the Plan. Derby employees became eligible to participate in the Plan with the same level of accumulated service that existed under the Derby Savings Bank Thrift Plan.

       On January 2, 1996, the Plan's record keeper was changed from CPI Qualified Plan Consultants, Incorporated to Benefit Concepts Incorporated. The Plan year is the calendar year and participation in the Plan is completely voluntary.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

       (b)    Contributions

       Employees who are members of the Plan, may make contributions of 1% through 10% of their pay on a before tax basis. Total salary deferrals are limited to $9,500 for 1997 and 1996 and $9,240 for the 1995 calendar year. The Employer contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The Bank may also make a discretionary contribution to the Plan on behalf of employee participants. The investment alternatives available under the Plan for the 1997 plan year are summarized below:

       AIM Constellation  Fund:        This fund  invests in common  stocks with
                                       emphasis  on  medium-sized   and  smaller
                                       emerging growth companies.

      American New Perspective Fund:   This fund invests primarily in the common
                                       stocks of companies based around the world.

      Fidelity Advisor Growth          This fund  invests  in  common  stocks of
       Opportunities Fund:             smaller  to  medium-sized  companies. The
                                       fund may also invest in debt securities and cyclicals.

      Webster Financial Corporation    This  fund  invests  100%  in the  common
       Common Stock:                   stock of Webster.

      American Bond Fund of America:   This fund  invests  in  diversified  bond
                                       fixed income securities.

      American Fundamental Investors   This   fund    invests    primarily    in
       Fund:                           diversified common stocks.

      Paine Webber Stable Value Fund:  This  fund   invests   in  units  of  the
                                       Guaranteed   Investment   Contract  (GIC)
                                       portfolio  under the Paine  Webber  Trust
                                       Company pooled trust.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

        (c)     Vesting

        All amounts contributed to the 401(k) Plan are fully vested and non-forfeitable at all times.

        (d)     Payment of Benefits

         Under the Plan, a participant's "normal retirement date" is the date age 65 is attained. Payment of a participants's account balance begins not later than 60 days following the end of the Plan year during which retirement occurs. Payment options available under the Plan are: Single Lump Sum; Lump Sum/Installment; Installment; Joint and Survivor Annuity; Life Annuity and Life Annuity with Term Certain Guaranteed. If a participant's employment with the Bank terminates before normal retirement date, the participant is always 100% vested for their account balance. In the event of death, while a participant is actively employed, the account balance will be paid to the designated beneficiary or beneficiaries. In the event of total and permanent disability, a participant will receive payment of their account balance as if retirement had occurred.

        (e)     Loans

        Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is repaid to their account at prevailing interest rates. Loans must generally be repaid within five years or, if earlier, by normal retirement date of the borrower.

        (f)     Rollovers

        Under the Plan, transfers from other tax-qualified retirement plans are permitted. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.

        (g)     Hardship Withdrawals

        Hardship withdrawals are permitted under the Plan for specific reasons when the participant has met conditions required by the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The following are the significant  accounting  policies  followed by the
Plan:

        (a)     Basis of Accounting

        The accompanying financial statements of the Plan are prepared in accordance with the accrual basis of accounting.

        (b)     Purchases and Sales Transactions

        Transactions are recorded on a trade-date basis.

        (c)     Valuation of Assets

        Investments are stated at current market values. Quoted market values are used to value investments. Loans to participants are stated at amortized cost, which approximates their market values.

        (d)     Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (e)      Administrative Expenses

          Trustee's fees and other administrative expenses of the Plan are paid by the Bank. Fees for 1997, 1996 and 1995 Plan years were: $93,960, $63,971 and $52,610, respectively.

3.       INVESTMENTS

         The Plan's assets are invested in mutual funds and Webster common stock through the Plan's investment advisor, Paine Webber and record keeper, Benefit Concepts Incorporated. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct their account balances to several Paine Webber selected mutual funds or Webster common stock. The Paine Webber funds include the: AIM Constellation Fund, American New Perspective Fund, Fidelity Advisor Growth Opportunities Fund, American Fundamental Investors Fund, American Bond Fund of America, and Paine Webber Stable Value Fund. The AIM Money Market account holds cash which is designated primarily for the purchase of Webster common stock until the purchase is made. The following Merrill Lynch investment fund options available for the 1995 year were not options under the Plan for 1996 and 1997 Plan years: Ready Asset Fund, Corporate Bond Fund, Federal Securities Trust Fund, Basic Value Fund and Retirement System Group, Inc. Single and series of transactions that in aggregate are in excess of 5% of the fair value of the Plan's 1997 beginning balance for net assets available for benefits are presented in Item 27d.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

         The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1997 and 1996 is as follows:

                                                   1997                 1996
                                             ----------           ----------

 AIM Constellation Fund ...........          $1,638,466           $  811,611


 Fidelity Advisor Growth
   Opportunities Fund .............           2,594,499              777,003


 American Fundamental Investor Fund           5,207,004            3,305,939


 American Bond Fund of America ....           2,697,636            1,801,473


 Webster Financial

 Corporation Common Stock* ........           8,938,664            3,814,246


 Paine Webber Stable Value Fund ...           3,131,436            1,672,184




* Indicates party-in-interest to the Plan.

Activity in the investments during 1997, 1996 and 1995 was as follows:

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1997,1996 and 1995

                                                               American        Fidelity
                                                  AIM            New           Advisor
1997 Fund Activity                             Constellation  Perspective    Growth Oppor.
                                                  Fund           Fund           Fund
--------------------------------------------   -----------    -----------    -----------

Balance at Beg. Year                           $   811,611    $   468,586    $   777,003
Interest & Dividends                                     0         16,431         26,876
Expenses                                               (81)           (75)           (99)
Contributions                                      634,216        464,480        818,782
Gains and (Losses), Net                            113,226        103,997        497,866
Benefits Paid to
 Participants                                     (138,235)      (130,666)      (408,868)
Transfers, Net                                     217,729        340,100        882,939
                                               -----------    -----------    -----------

Balance at 12/31/97                            $ 1,638,466    $ 1,262,853    $ 2,594,499
                                               ===========    ===========    ===========



                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

                                                  American                      Webster         Paine
                                                 Fundamental    American       Financial        Webber
1997 Fund Activity (continued)                    Investor      Bond Fund     Corporation       Stable
                                                    Fund        Of America      Stock *       Value Fund
--------------------------------------------     -----------    -----------   -----------    -----------

Balance at Beg. Year                             $ 3,305,939    $ 1,801,473   $ 3,814,246    $ 1,672,184
Interest & Dividends                                  64,330        153,809        97,486              0
Expenses                                                (252)          (164)         (218)          (161)
Contributions                                        535,483        315,581             0        522,568
Gains and (Losses), Net                              874,231         43,398     3,799,793        140,288
Benefits Paid to
 Participants                                       (349,642)      (208,785)     (398,990)      (440,727)
Transfers, Net                                       776,915        592,324     1,626,347      1,237,284
                                                 -----------    -----------    -----------    -----------

Balance at 12/31/97                              $ 5,207,004    $ 2,697,636   $ 8,938,664    $ 3,131,436
                                                 ===========    ===========    ===========    ===========

 1997 Fund Activity          Total            Loan           Cash
    (continued)            Investments        Fund *         Funds           Total
-----------------------   ------------    ------------    ------------    ------------
Balance at Beg. Year      $ 12,651,042    $    321,714    $      5,695    $ 12,978,451
Interest & Dividends           358,932               0             910         359,842
Expenses                        (1,050)              0               0          (1,050)
Contributions                3,291,110        (172,445)      1,016,477       4,135,142
Gains and (Losses), Net      5,572,799               0          97,969       5,670,768
Benefits Paid to
 Participants               (2,075,913)        348,052          (1,432)     (1,729,293)
Transfers, Net               5,673,638         101,097      (1,114,950)      4,659,785
                          ------------    ------------    ------------    ------------
Balance at 12/31/97       $ 25,470,558    $    598,418          $4,669     $26,073,645
                          ============    ============    ============    ============

* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

                                              American       Fidelity      American                       Webster         Paine
                                 AIM            New           Advisor     Fundamental     American       Financial        Webber
1996 Fund Activity          Constellation   Perspective    Growth Oppor.    Investor      Bond Fund     Corporation       Stable
                                Fund            Fund           Fund           Fund       Of America       Stock *        Value Fund
-------------------------     -----------    -----------    -----------    -----------    -----------    -----------    -----------
Balance at Beg. Year        $      --      $      --      $      --      $      --      $      --      $ 2,561,315    $      --
Interest & Dividends               --            7,309         11,282         51,354        123,492         64,309         86,723
Expenses                            (86)           (59)           (59)          (403)          (256)          (189)          (239)
Contributions                   660,878        436,802        620,661        616,858        289,124           --          242,509
Gains and (Losses), Net          23,042         33,531         72,094        540,197        (17,252)       661,669           --
Benefits Paid to
 Participants                   (84,323)       (46,430)       (28,282)      (387,127)      (211,081)      (149,079)      (121,588)
Transfers, Net                  212,100         37,433        101,307      2,485,060      1,617,446        676,221      1,464,779
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------

Balance at 12/31/96         $   811,611    $   468,586    $   777,003    $ 3,305,939    $ 1,801,473    $ 3,814,246    $ 1,672,184
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========


                                                     Corporate       Federal           Basic
 1996 Fund Activity                  Ready             Bond          Securities        Value
    (continued)                   Asset Fund **        Fund **        Trust **         Fund **
--------------------------------- --------------   ------------    ------------    ------------
Balance at Beg. Year              $    1,480,886   $  1,078,752    $    603,192    $  2,798,030
Interest & Dividends                                       --              --              --
Expenses                                    --             --              --              --
Contributions                               --             --              --              --
Gains and (Losses), Net                     --          (10,934)           (617)        (45,935)
Benefits Paid to
 Participants                               --             --              --              --
Transfers, Net                        (1,480,886)    (1,067,818)       (602,575)     (2,752,095)
                                  --------------   ------------    ------------    ------------
Balance at 12/31/96               $            0   $          0    $          0    $          0
                                  ==============   ============    ============    ============

                              Retirement
 1996 Fund Activity            Systems           Total               Loan            Cash
    (continued)               Group Inc.**     Investments          Fund *           Funds           Total
------------------------------ ------------    ------------    ------------    ------------    ------------
Balance at Beg. Year           $      3,250    $  8,525,425    $    160,978    $        581    $  8,686,984
Interest & Dividends                   --           344,469                           1,048         345,517
Expenses                               --            (1,291)        (19,261)             (9)        (20,561)
Contributions                          --         2,866,832         (67,995)        629,257       3,428,094
Gains and (Losses), Net                 453       1,256,248            --            63,994       1,320,242
Benefits Paid to
 Participants                          --        (1,027,910)        247,992          (1,907)       (781,825)
Transfers, Net                       (3,703)        687,269            --          (687,269)           --
                               ------------    ------------    ------------    ------------    ------------
Balance at 12/31/96            $          0    $ 12,651,042    $    321,714    $      5,695    $ 12,978,451
                               ============    ============    ============    ============    ============

*  Indicates party-in-interest to the Plan.
** Merrill Lynch Funds available through 1995 Plan year.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

                                                                               WEBSTER
                                                                              FINANCIAL
                                        CORPORATE     FEDERAL      BASIC     CORPORATION  RETIREMENT
                           READY          BOND       SECURITIES    VALUE        COMMON      SYSTEM       TOTAL
1995 FUND ACTIVITY       ASSET FUND       FUND         TRUST       FUND         STOCK*      GRP STK   INVESTMENTS
------------------       ----------       ----         -----       ----         ------      -------   -----------
BALANCE AT BEG. YEAR    $ 1,469,074    $   878,659   $ 456,141  $ 2,038,717  $ 1,467,950     $3,753    $ 6,314,294
INTEREST & DIVIDENDS         79,328         59,905      32,350      101,665       52,922          -        326,170
EXPENSES                       (925)             -         (50)        (225)           -          -         (1,200)
CONTRIBUTIONS               254,862        233,375     159,435      597,444          547          -      1,245,663
GAINS AND (LOSSES), NET           -        105,001      37,412      531,401      866,168         10      1,539,992
BENEFITS PAID TO
 PARTICIPANTS              (303,604)      (168,600)    (67,602)    (487,304)    (116,846)      (513)    (1,144,469)
TRANSFERS, NET              (17,849)       (29,588)    (14,494)      16,332      290,574          -        244,975
                        -----------    -----------   ---------  -----------  -----------     ------    -----------
BALANCE AT 12/31/95     $ 1,480,886    $ 1,078,752   $ 603,192  $ 2,798,030  $ 2,561,315     $3,250    $ 8,525,425
                        ===========    ===========   =========  ===========  ===========     ======    ===========


 1995 FUND ACTIVITY          LOAN     WEBSTER
   (continued)               FUND    LIQUIDITY      TOTAL
------------------           ----    ---------      -----
BALANCE AT BEG. YEAR      $ 158,371  $     1,025    $ 6,473,690
INTEREST & DIVIDENDS         (1,656)         353        324,867
EXPENSES                          -            -         (1,200)
CONTRIBUTIONS                  (156)     273,184      1,518,691
GAINS AND (LOSSES), NET           -            -      1,539,992
BENEFITS PAID TO
 PARTICIPANTS               (24,321)        (266)    (1,169,056)
TRANSFERS, NET               28,740     (273,715)           -
                          ---------  -----------    -----------
BALANCE AT 12/31/95       $ 160,978   $      581    $ 8,686,984
                          =========  ===========    ===========

*    Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995



4.      PLAN TERMINATION

        Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution are fully vested and will be nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.      TAX STATUS

        The Internal Revenue Service has determined and informed the Bank by a letter dated June 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.      AMENDMENTS

        The Plan was amended as follows during 1997.

        (1) On July 31, 1997, Webster acquired People's Savings Financial Corp. of New Britain and its subsidiary People's Savings Bank & Trust ("People's"). On October 1, 1997, the People's Savings Bank of New Britian Savings and Investment Plan ("People's Plan") was merged with the Webster Bank Employee Investment Plan. As a result of this merger, total assets of $1,366,651 were transferred to the Plan. Peoples' employees became eligible to participate in the Plan with the same level of accumulated service that existed under the People's Plan.

        (2) On August 1, 1997, Webster acquired Sachem Trust National Association("Sachem Trust"). On October 1, 1997, the Sachem 401(k) Plan was merged with the Webster Bank Employee Investment Plan. As a result of this merger, total assets of $222,335 were transferred to the Plan. Sachem's employees became eligible to participate in the Plan with the same level of accumulated service that existed under the Sachem 401(k) Plan.

7.       SUBSEQUENT EVENTS

         On April 15, 1998, Webster acquired Eagle Financial Corp. and its subsidiary, Eagle Bank ("Eagle"). The Plan was amended in April 1998 to add provisions for the former members of the Eagle Bank Thrift Plan. Effective on or about July 1, 1998, certain assets and liabilities of the Eagle Savings Bank Thrift Plan will transfer into the Webster Bank Employee Investment Plan. All service with Eagle prior to the acquisition date shall constitute service rendered for purposes of meeting eligibility requirements and for participation under the Webster Bank Employee Investment Plan.

         On June 1, 1998, Webster acquired Damman Associates, Inc.("Damman"). On July 1, 1998, the Damman 401(k) Profit Sharing Plan will be merged with the Webster Bank Employee Investment Plan. Damman employees will become eligible to participate in the Plan with the same level of accumulated service that existed under the Damman 401(k) Profit Sharing Plan.

                                   Schedule 1
                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
       ITEM 27a (Part I)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                            Number of                                           Current
Identity of Issue                        Shares Held                           Cost               Value
AIM Constellation Fund               62,110.176 shares; net asset
                                     value per share $26.38                $1,656,028         $1,638,466

American New Perspective             65,196.315 shares; net asset
 Fund                                value per share $19.37                 1,235,036          1,262,853

Fidelity Advisor Growth              61,118.935 shares; net asset
 Opportunities Fund                  value per share $42.45                 2,256,519          2,594,499

American Fundamental                 190,036.649 shares; net asset
 Investor Fund                       value per share $27.40                 4,652,306          5,207,004

American Bond Fund                   192,688.316 shares; net asset          2,669,809          2,697,636
 of America                          value per share $14.00

Webster Financial Corporation        268,832.000 shares; net asset
 Common Stock (*) (**)               value per share $33.25                 4,413,002          8,938,664

Paine Webber Stable Value Fund       264,725.326 shares; net asset
                                     value per share $11.829                2,935,895          3,131,436
                                                                            ---------          ---------

Total Investments                                                         $19,818,595        $25,470,558
                                                                           ==========        ===========

Loans to Participants*                                                    $   598,418       $   598,418
                                                                           ==========         =========

 * Indicates party-in-interest to the Plan.

** Restated retroactively for effect of 2-for-1 stock split granted on April 6, 1998.

                                   Schedule 2

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1997

                                                                                  Current
                                                                                  Value of
                                                                                  Assets on         Net
                                Number of     Purchase      Sale       Cost of   Transaction       Gain
Identity of Issue              Transactions    Price        Price       Assets       Date          (Loss)
-------------------------      -----------   ----------   ----------   ----------   ----------   ----------

Series of Transactions:

  AIM Constellation Fund             176   $1,027,530   $     --     $1,027,530   $1,027,530   $     --
                                     129         --        199,566      186,067      199,566       13,499

  American New Perspective           183    1,007,212         --      1,007,212    1,007,212         --
   Fund                              139         --        242,017      223,769      242,017       18,248

  Fidelity Advisor Growth            185    2,049,128         --      2,049,128    2,049,128         --
   Opportunities Fund                130         --        603,322      528,718      603,322       74,604

  American Fundamental               183    2,130,144         --      2,130,144    2,130,144         --
   Investor Fund                     149         --        589,858      509,461      589,858       80,397

  American Bond Fund                 144    1,593,873         --      1,593,873    1,593,873         --
   of America                        143         --        740,392      731,439      740,392        8,953

  Webster Financial                   51    1,800,501         --      1,800,501    1,800,501         --
   Corporation Common Stock *         91         --        573,408      343,206      573,408      230,202

  Paine Webber Stable                133    2,102,907         --      2,102,907    2,102,907         --
   Stable Value Fund                 167         --        784,170      761,313      784,170       22,857


* Indicates party-in-interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            WEBSTER BANK
                                            EMPLOYEE INVESTMENT PLAN

Date:        June 29, 1998                  By:   /s/ James C. Smith
         ------------------------                -------------------
                                            James C. Smith
                                            Executive Member of the
                                            Retirement Plan Committee

Date:        June 29, 1998                  By:    /s/ Renee P. Seefried
         -------------------------               ---------------------
                                            Renee P. Seefried
                                            Member of the Retirement
                                            Plan Committee

                                  Exhibit Index

Exhibit
Number                               Description
------                               -----------

  23                                Consent of KPMG Peat Marwick